FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	Estimated average burden hours per response. 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Date of Event	4. Issuer Name and Ticker or Trading Symbol
MDS Capital Corp.	Requiring Statement (Month/Day/Year)	DepoMed, Inc. (DMI)
(Last)	(First)	(Middle)	April 21, 2003	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
100 International Boulevard	3. I.R.S. Identification	Director	X	10% Owner
(Street)	Number of Reporting	Officer (give	Other (specify	7. Individual or Joint/Group
Person, if an entity	title below)	below)	Filing (Check Applicable Line)
(voluntary)	Form filed by One Reporting Person
Toronto	Ontario	M9W 6J6	X	Form filed by More than One Reporting Person
(City)	(State)	(Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value per share	2,314,812	I (1)

1. Title of Derivative Security (Instr. 4)	2. Date Exer-cisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conver-sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exer-cisable	Expiration Date	Title	Amount of Number of Shares	(D) or Indirect (I) (Instr. 5)
Warrant (Right to Buy)	7/21/03	Common Stock	810,186	$2.16	I (1)

Explanation of Responses:

(1) MDS Capital Corp. wholly owns MDS LSTF II (NCGP) Inc., MDS LSTF II (QGP) Inc., MLII (NCGP) Inc. and SC (GP) Inc. (collectively the "GP's"), each of which serves as the general partner of MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and SC Biotechnology Development Fund LP (collectively the "Funds"), respectively. The Funds may be deemed to beneficially own 2,314,812 shares of Common Stock, no par value per share, of the Issuer (the "Common Stock") and 810,186 shares of Common Stock underlying warrants which become exercisable on July 31, 2003, (collectively, the "Shares"). Due to its relationship to the GP's and the Funds, MDS Capital Corp. may be deemed to share indirect beneficial ownership over the Shares held by each Fund. MDS Capital Corp., however, expressly disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

/s/ Graysanne Bedell /s/ Gregory Gubitz	May 1, 2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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